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                                                                    EXHIBIT 99.1

                        CERTAIN FACTORS WHICH MAY AFFECT
                           FORWARD LOOKING STATEMENTS

     The following risk factors should be carefully considered by prospective investors in IWCL or Iridium.

DEVELOPMENT STAGE COMPANY; ABSENCE OF REVENUES

     Iridium is a development stage enterprise with no operating history. There is no operating or financial data about the IRIDIUM System on which to base an evaluation of the IRIDIUM System's performance and an investment in IWCL or Iridium. Iridium currently has no source of revenues other than nominal interest income. No assurances can be given that the IRIDIUM System will become commercially operational, or that Iridium will have revenues from operations or become profitable.

SIGNIFICANT ADDITIONAL FUNDING NEEDS

    Iridium anticipates total funding requirements of approximately $4.365 billion through September 1998, the month Iridium expects to commence commercial operations, and $5.1 billion (net of assumed revenues following commercial activation) through year-end 1999, the last year in which Iridium projects negative cash flow and a net increase in year-end borrowings. Based on funds raised or committed to date, Iridium expects to have sufficient cash to meet its anticipated funding requirements through September 1998, the month Iridium expects to commence commercial operations. Iridium is seeking other senior bank financing in order to meet its expected funding requirements through at least year-end 1999. Iridium's estimated funding requirements do not reflect any contingency amounts and therefore those requirements may increase, perhaps substantially, in the event of unexpected cost increases or schedule delays. There can be no assurance that Iridium will secure the financing it needs to meet its anticipated funding requirements.

RISK OF HIGHLY LEVERAGED CAPITAL STRUCTURE

     Iridium is a development stage company with a highly leveraged capital structure and expects to incur substantial additional indebtedness, including secured indebtedness. The amount of debt needed to finance the IRIDIUM System could be increased by one or more factors outside the control of Iridium. Iridium currently has no significant income-producing assets from which to service its indebtedness.

POTENTIAL FOR DELAY AND COST OVERRUNS

     Iridium's business plan assumes the IRIDIUM System will commence commercial operations in September 1998. Motorola's construction schedule for the satellites in the IRIDIUM System requires an unprecedented rate of satellite assembly for commercial telecommunications systems. A significant delay in the delivery of the satellites needed for the space segment would materially and adversely affect Iridium's operations. A significant delay in the date the IRIDIUM System becomes fully operational would harm the competitive position of Iridium by eroding the timing advantages Iridium currently anticipates, would delay the generation of revenue by Iridium and might significantly affect Iridium's ability to pay interest on, and the principal of, its indebtedness.

     The operation of the IRIDIUM System is dependent on the successful construction and operation of gateways. Iridium closely monitors the progress of each gateway and currently expects that 11 gateways will be in operation with voice functionality at the commencement of commercial operations. However, there can be no assurance that one or more gateways will not fail to be completed by the commencement of commercial operations, which could have a material adverse effect upon Iridium.

     Prior to commencement of commercial operations, Iridium must develop and, in conjunction with each of the gateway owners, integrate and test software related to the operation of the IRIDIUM System, including the business support systems. A significant delay in the development, deployment or implementation of such software systems would have a material adverse effect on Iridium.

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     Significant delay in the development, manufacture and sale of phones and pagers would have a material adverse effect on Iridium. Planned commercial operation of the IRIDIUM System assumes that commercial quantities of the portable, hand-held phones, Terrestrial Radio Cassettes and belt-worn pagers will be ordered approximately six months in advance of expected delivery and then produced for distribution shortly in advance of the commencement of commercial operations. There can be no assurance that any such products will be developed, manufactured and sold on a timely basis.

TECHNOLOGY IMPLEMENTATION RISKS

     To build the IRIDIUM System, Motorola and its subcontractors must integrate a number of sophisticated technologies. The integration of this array of diverse technologies is a complex task which has not previously been attempted and is further complicated by the fact that a significant portion of the hardware components associated with the IRIDIUM System will be in space.

CONSEQUENCES OF SATELLITE SERVICE LIMITATIONS ON CUSTOMER ACCEPTANCE

     Iridium's ability to generate sufficient operating revenues will depend upon customer acceptance of and satisfaction with IRIDIUM Services, which in turn will depend upon a variety of factors, including the price and technical capabilities of the IRIDIUM Services and equipment, and the extent, availability and price of alternative telecommunications services.

     Based upon current testing and simulations, IRIDIUM subscribers using IRIDIUM Satellite Services via portable, hand-held phones should expect some degradation in service quality and availability to occur in environments where obstructions, such as trees, buildings and other natural and man-made obstacles, are positioned between a satellite and the user. The severity of this degradation will increase as the obstacles become larger and more densely spaced. In addition, only extremely limited satellite voice service, or no satellite voice service, is expected to be available in densely packed urban environments or inside buildings with steel construction and metal coated glass common in many urban high rise buildings. Also, because the structure of automobiles will tend to obstruct the satellite signal, use of a hand-held Iridium phone in a moving automobile will make the effect of environmental obstructions temporary but more pronounced. The actual limitations will vary, sometimes significantly, as actual situations and conditions change and as the satellites move across the sky. The IRIDIUM satellite paging service will also be unable to provide service in certain environments where terrestrial paging generally would. While Iridium believes that the addition of ICRS and the availability of multi-mode phones will lessen the effect of these obstacles by providing access to local cellular service (if available and if the local cellular provider has an agreement in place with Iridium) in environments in which the IRIDIUM Satellite Service is unavailable or degraded, there can be no assurance that the service limitations will not result in significantly lower sales to professional and other travelers than Iridium anticipates.

RISKS RELATED TO ICRS

     Subscribers to Iridium's ICRS service will not experience the satellite-related service limitations when their multi-mode phone is accessing local wireless service, for example, in major urban areas. While the availability of ICRS may lessen somewhat the impact of the satellite-related service limitations, ICRS will only be available in an area if (i) that area has an existing wireless system, (ii) the system uses a protocol supported by Iridium and (iii) that system has a roaming agreement with Iridium.

     In order for Iridium to offer interprotocol ICRS, Motorola entered into a contract with a third-party supplier to develop, manufacture and deliver the IIU that will permit protocol translation. However, there can be no assurance that the required IIU will be delivered on a timely basis.

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SATELLITE LAUNCH RISKS

     In order for the IRIDIUM System to be fully operational under its current specifications and timetable, Iridium anticipates the need to launch successfully at least 66 low earth orbit satellites in the 12 to 15 month period from the first launch on May 5, 1997. Moreover, to maintain the system, additional satellites are expected to be launched each year during the term of the Operations and Maintenance Contract. No other commercial satellite communications system has required this number of launches to become fully deployed and operational. There can be no assurance that Iridium's satellites will be successfully deployed in a timely manner or that launch failures, whether or not deploying IRIDIUM satellites, will not occur and materially and adversely affect Iridium.

     The terms of the Space System Contract provide that Motorola will bear the responsibility of launching the satellites that comprise the space segment. Nevertheless, Iridium retains the risk of cost overruns and delays associated with excusable delays, including delays in launch provider schedules due to prior delays of launches of non-IRIDIUM satellites, and the risk of economic damage due to any delay or reduced performance beyond the limited remedies provided by the Space System Contract.

LIMITED LIFE OF SATELLITES; COST OF MAINTAINING THE SPACE SEGMENT; RISK OF SATELLITE FAILURE OR DAMAGE

     A significant portion of Iridium's tangible assets will be represented by the satellites in the space segment. Iridium's business plan currently assumes that the satellites will have a useful life of five years. There can be no assurance that any satellite will actually achieve such a useful life.

     Maintaining the space segment is a complex undertaking which has not previously been attempted on a commercial basis. The cost of maintaining the space segment and the risk of loss of satellites are significant. Iridium has entered into an Operations and Maintenance Contract with Motorola which provides for the operation and maintenance of the space segment for its first five years of operation. Iridium has the option to extend the Operations and Maintenance Contract for an additional two years. Under the Operations and Maintenance Contract, Iridium will bear the risk of damage to satellites by the acts of third parties (including but not limited to the degradation or complete loss of any satellite due to contact with space debris of any size or character). Satellites operating in the low earth orbit region, such as the IRIDIUM satellites, face a higher risk of damage from space debris than satellites operating in geostationary orbit.

     Premature failure or interruption of one or more satellites, including temporary losses, that for whatever reason are not promptly corrected or replaced, could, among other things, cause gaps in service availability, significantly degrade service quality, increase costs in the event Iridium is liable, and result in loss of revenue for the period that service is compromised and, as a result, could materially and adversely affect Iridium.

RISKS ASSOCIATED WITH LICENSING AND SPECTRUM ALLOCATION

     The operation of the IRIDIUM System is and will continue to be subject to United States and international regulation. This regulation is pervasive and largely outside Iridium's direct control. Iridium, Motorola, and the various gateway owners have made substantial progress in taking the steps needed to implement the IRIDIUM System, but a significant number of additional regulatory approvals remain to be obtained, in particular with respect to (1) the domestic allocation in each country of spectrum for MSS and Aeronautical Mobile Satellite (Route) Service ("AMS(R)S") use, (2) in each country in which a gateway or system control terminal will be located, the authorizations to construct and operate those facilities, including necessary gateway link spectrum assignments, (3) in each country in which IRIDIUM subscriber equipment will be operated, the authority to market and operate that equipment with the IRIDIUM System, user link spectrum assignments, and authorization to offer IRIDIUM communications services, and (4) international coordination of the IRIDIUM System under the auspices of the ITU or domestic coordination in each country where IRIDIUM Services are offered with other entities using or proposing to use the spectrum required for the IRIDIUM System or adjacent spectrum, to ensure the avoidance of harmful interference.

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COMPETITIVE RISKS

     Certain sectors of the telecommunications industry are highly competitive in the United States and in other countries. While no single wireless communications system serves the global personal communications market today, Iridium anticipates that more than one system will serve this market in some fashion in the future. Iridium also expects to face competition from regional geostationary satellite-based systems. Certain services are already available to provide roaming services among a number of countries, including those that use incompatible cellular standards. These services will compete directly with Iridium's ICRS service and with Iridium's satellite-based phone services for traveling professionals who travel between or among territories with incompatible cellular standards. Moreover, it is expected that GSM-based service will continue to expand its reach (including further into North America), permitting broader roaming capability by subscribers to such systems without the need for any interprotocol equipment and with a single phone. Iridium will also compete for travel customers with businesses that provide short-term rentals of terrestrial wireless phones capable of operating in specific countries or regions.

RELIANCE ON MOTOROLA, GATEWAY OWNERS AND OTHER THIRD PARTIES

Construction and Operation of the IRIDIUM System

     Iridium does not independently have and does not intend to acquire, except by contracting with other parties, the ability to design, develop or produce the components of the IRIDIUM System or to launch the constellation of satellites or to operate and maintain the system once it is fully deployed. Motorola has agreed to provide these services to Iridium under the Space System Contract, the Operations and Maintenance Contract and the Terrestrial Network Development Contract. Thus, Iridium currently relies on Motorola to perform these critical tasks.

     Motorola is also supplying gateway equipment and associated services and Iridium believes that currently Motorola and Kyocera are the only companies that are planning to develop and sell subscriber equipment. If for any reason Motorola or any of its important subcontractors fail to perform as required under the agreements, the ability of Iridium to implement the IRIDIUM System on time and within estimated costs and, once implemented, to maintain and operate the system, could be materially and adversely affected.

     Iridium has obtained commitments from its investors who are gateway operators that they will use their reasonable best efforts to perform certain critical functions including: obtaining the necessary licenses, if any, from the jurisdictions in which they operate; constructing and operating the gateways; connecting the IRIDIUM System to PSTNs; marketing IRIDIUM Services; selecting, or acting as, service providers; and managing relations with IRIDIUM System subscribers either directly or through service providers. Iridium is dependent on the activities of its gateway operators for its success. Some gateway operators are behind schedule in the steps necessary to establish and implement their gateways. Other gateway operators have indicated that they may not receive regulatory approvals for some of the countries in their territories at the anticipated commencement of commercial operations in September 1998.

     There can be no assurance that Motorola will be able to meet its gateway supply commitments or that gateway operators will perform their obligations under gateway authorization agreements or gateway equipment purchase agreements.

Distribution and Marketing of IRIDIUM Services

     The sales of IRIDIUM Services and of IRIDIUM subscriber equipment to the ultimate consumer will be made by service providers which will be, or will be selected by, Iridium's gateway operators. Iridium's business plan assumes substantial sales of IRIDIUM subscriber equipment by service providers prior to the commencement of commercial services. Iridium's success will depend upon the ability of such service providers to generate on a timely basis demand for IRIDIUM Services and subscriber equipment, and there can be no assurance that such demand can be generated on a timely basis.

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     A number of gateway operators have entered into non-binding memoranda of understanding with entities that have indicated an interest in becoming IRIDIUM service providers in their service territories but have not yet executed definitive agreements to any significant extent. The willingness of companies to become service providers will be dependent upon a variety of factors including pricing of services and compensation to service providers, local regulations and the perceived competitiveness of the IRIDIUM System.

RISKS ASSOCIATED WITH PRINCIPAL SUPPLY CONTRACTS

Space System Contract

     Iridium and Motorola have entered into the Space System Contract which provides for the payment by Iridium to Motorola of $3.45 billion (subject to certain adjustments) for the design, development, production and delivery in orbit of the space segment. As of June 30, 1997, Iridium had paid $2.54 billion of this amount, and all but $150 million of this price is required to be paid by Iridium before the space segment is determined to be fully operational. Furthermore, Motorola's aggregate liability under the Space System Contract and related contracts with Iridium in the event the system is not operational is limited and in no event is Motorola required under the contract to refund amounts previously paid by Iridium to Motorola. In addition, subject to certain exceptions, Iridium bears the risk, including additional costs, if any, resulting from excusable delays under the Space System Contract, as well as certain of the risks of loss for satellites once placed in orbit. There can be no assurance that events constituting "excusable delays" will not arise in the future, or, if any event constituting an "excusable delay" does arise, that it will be resolved on terms that are not materially adverse to Iridium.

     The Space System Contract provides that, to the extent Motorola has any liability to Iridium under the contract for any costs, damages, claims or losses whatsoever arising out of or related to such contract, or any such liability under the Operations and Maintenance Contract, the Terrestrial Network Development Contract or any other contract executed between Iridium and Motorola in connection with the IRIDIUM System, or any provisions of any of the foregoing, whether pursued as a breach of contract or as a tort or other cause of action and whether accruing before or after completion of all the work required under the contracts, such liability shall be limited to $100 million in the aggregate.

Operations and Maintenance Contract

     Iridium has also entered into the Operations and Maintenance Contract with Motorola which obligates Motorola for a period of five years after completion of the final milestone under the Space System Contract to operate the IRIDIUM space segment and to exert its best efforts to monitor, upgrade and replace the hardware and software of the IRIDIUM space segment as necessary to maintain specified performance levels. Iridium has the right to extend the term of this contract for an additional two years. This contract provides for specified increasing quarterly payments by Iridium to Motorola that are expected to aggregate approximately $2.88 billion, subject to certain adjustments. If Iridium exercises its option to extend the Operations and Maintenance Contract for an additional two years, the payments due will be based upon specified quarterly payments ranging up from $157 million in 2003. Such payments are expected to aggregate approximately $1.33 billion, subject to certain adjustments.

     The Operations and Maintenance Contract contains provisions relating to indemnification, excusable delays, insurance, permits and licenses, waivers of rights, events of default and other matters similar to those contained in the Space System Contract. Motorola's liability under the Operations and Maintenance Contract is limited. In the event that the Space System Contract is terminated for whatever reason, the Operations and Maintenance Contract will also terminate.

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Terrestrial Network Development Contract

     Iridium has also entered into the Terrestrial Network Development Contract with Motorola, pursuant to which Motorola is obligated to design and develop the gateway hardware and software, and license Iridium to use and permit others to use intellectual property developed under the contract to procure the development and manufacture of gateways from sources other than Motorola. Motorola will be paid a total of approximately $270 million under the contract in increments tied to the completion of milestones, including those relating to acceptance tests of the completed gateway design. Motorola's liability under the Terrestrial Network Development Contract is limited and the contract contains provisions relating to excusable delays, waivers of rights, events of default and other matters similar to those contained in the Space System Contract and the Operations and Maintenance Contract.

CONFLICTS OF INTEREST WITH MOTOROLA

     Motorola has and will have various conflicts of interest with Iridium. Motorola is the creator and developer of the concept of the IRIDIUM System, the principal supplier to Iridium, a founding investor of Iridium, a gateway owner, Iridium's largest Class 1 Interest holder, a holder of warrants to acquire Class 1 Interests and a warrant to acquire Series M Class 2 Interests, the guarantor of Iridium's borrowings under its Guaranteed Bank Facility. Although Motorola does not by itself control the Iridium Board and is not permitted to participate in decisions or other actions by Iridium with respect to the Space System Contract, Operations and Maintenance Contract and the Terrestrial Network Development Contract, Motorola could in certain situations exercise significant influence over Iridium.

     Iridium was a wholly-owned subsidiary of Motorola at the time the Space System Contract and Operations and Maintenance Contract were negotiated and therefore the negotiations between Iridium and Motorola were not conducted on an arm's-length basis. Iridium's payment obligations under these agreements are expected to comprise most of its expenses, and the proceeds of the Offering will be used primarily to make milestone payments to Motorola under the Space System Contract and the Terrestrial Network Development Contract.

CONFLICTS OF INTEREST WITH GATEWAY OWNERS

     The Iridium Board consists of representatives of certain of the world's leading telecommunications companies. Almost all of the members of the Iridium Board have been appointed by investors in Iridium who also are gateway owners and service providers. Because Iridium will be a supplier to the gateways and the service providers, the interests of Iridium are expected to conflict in certain respects with the interests of the gateway owners and the service providers. For example, this conflict of interest will be relevant in setting the wholesale prices that Iridium will charge for airtime and other IRIDIUM Services.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND DEVELOPING MARKETS

     Since Iridium expects to provide telecommunications services in almost every country, it is subject to certain multinational operational risks, such as changes in domestic and foreign government regulations and telecommunications standards, licensing requirements, tariffs or taxes and other trade barriers, price, wage and exchange controls, political, social and economic instability, inflation, and interest rate and currency fluctuations. The risks enumerated above are often greater in developing countries or regions. In addition, although Iridium anticipates that gateway operators and service providers will make all payments in United States dollars, the potential lack of available United States currency in developing markets may prevent gateway operators and service providers in such markets from being able to do so. Because Iridium expects to receive most payments in United States dollars it does not intend to hedge against exchange rate fluctuations. Under current United States law, Iridium, as a U.S. company, is prohibited from doing business in Cuba, Iran, Iraq, Libya and North Korea. These restrictions may limit, or eliminate entirely, the provision of gateway services or IRIDIUM Services in these countries. Motorola and other United States companies may also be prohibited from selling equipment in these countries.

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